UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Citizens Community Bancorp Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

174903104
(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 174903104

1. Name of Reporting Persons:	Phil Lifschitz

2. Check the Appropriate Box If a Member of a Group	a. [ ]
b. [ ]

3. SEC Use Only

4. Source of Funds:	PF

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:	USA

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power	170,000

8. Shared Voting Power

9. Sole Dispositive Power	170,000

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person	170,000

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	3.5%

14. Type of Reporting Person	IN

Item 1. Security and Issuer

Citizens Community Bancorp Inc.

2174 East Ridge Center

Eau Claire, WI 54701

Item 2. Identity and Background

(a) Phil Lifschitz Private Investor
(b) Residence 7 Tulane Dr, Livingston, NJ 07039
(c) Currently Retired
(d) Reporting person in last 5 years has not been convicted in a criminal proceeding.
(e) The reporting person during the last 5 years has not been a party to a civil proceeding of a judicial or Administrative body.
(f) Citizen of USA

Item 3. Source and Amount of Funds or Other Consideration

Personal Funds

Item 4. Purpose of Transaction

Investment

Item 5. Interest in Securities of the Issuer

(a) Investment purposes
(b)
(c)
(d) Not applicable.
(e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.  Materials to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2017	By:	/s/ Phil Lifschitz Name: Phil Lifschitz

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)